Exhibit 99.1

SILVERCORP REPORTS HIGH-GRADE GOLD-SILVER-LEAD-ZINC DRILL RESULTS FROM THE HPG MINE

Trading Symbol	TSX: SVM
NYSE American: SVM

VANCOUVER, BC, Dec. 21, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report high-grade gold-silver-lead-zinc intercepts from its ongoing diamond drilling program at the HPG mine in the Ying Mining District, China.

Highlights (all intersections are in core lengths):

  Surface hole ZK1645 intersected an 8.24 metre ("m") interval of vein H4 grading 4.31 grams per tonne ("g/t") gold ("Au"), 15 g/t silver ("Ag"), and 2.10% lead ("Pb"), from 56.28 m depth, at an elevation of 819 m;
  Underground hole ZK02N36 intersected a 0.61 m interval of vein H5E grading 3.86 g/t Au, 6,132 g/t Ag, 6.45% Pb, 8.47% zinc ("Zn"), and 0.33% copper ("Cu") from 72.36 m depth, at an elevation of 331 m;
  Surface hole ZK3421 intersected a 0.63 m interval of vein H17_1 grading 23.80 g/t Au and 14 g/t Ag, from 71.95 m depth, at an elevation of 761 m;
  Underground hole ZKH12N21 intersected a 4.60 m interval of vein H17 grading 1.23 g/t Au, 193 g/t Ag, 7.56% Pb, 3.79% Zn, and 0.38% Cu from 68.67 m depth, at an elevation of 329 m;
  Underground hole ZK21N11 intersected a 2.05 m interval of vein H16_3 grading 3.75 g/t Au, 128 g/t Ag, 2.26% Pb, and 1.05% Zn, from 148.72 m depth, at an elevation of 381 m;
  Underground hole ZKH21N20 intersected a 2.69 m interval of vein H16_3 grading 2.72 g/t Au, 269 g/t Ag, 1.02% Pb, 0.69% Zn, and 0.80% Cu from 147.79 m depth, at an elevation of 338 m;
  Underground hole ZKH27N03 intersected a 1.70 m interval of vein H14a grading 10.49 g/t Au, 18 g/t Ag, 1.02% Pb, and 0.75% Zn, from 181.11 m depth, at an elevation of 440 m;
  Underground hole ZKH21N22 intersected a 0.95 m interval of vein H16_3 grading 6.62 g/t Au, 507 g/t Ag, 1.77% Pb, 1.35% Zn, and 0.97% Cu from 151.45 m depth, at an elevation of 350 m;
  Underground hole ZK19N15 intersected a 0.45 m interval of vein H10_1 grading 25.80 g/t Au and 216 g/t Ag, from 148.64 m depth, at an elevation of 599 m;
  Underground hole ZK04N14 intersected a 1.01 m interval of vein H13 grading 0.62 g/t Au, 930 g/t Ag, 25.93% Pb, 0.30% Zn, and 1.24% Cu from 63.67 m depth, at an elevation of 683 m;

Location of the HPG mine within the Ying mining district (CNW Group/Silvercorp Metals Inc)

Figure 1: Location of the HPG mine within the Ying mining district.

From January 1, 2022 to November 15, 2023, a total of 45,046 m in 297 diamond drill holes, including 215 underground holes and 82 surface holes, were completed at the HPG mine. Assay results for 270 holes have been received, with 139 holes intercepting mineralization. Currently, there are 8 rigs drilling at the HPG mine.

The drilling program at the HPG mine has been focused on three main areas (Figure 2): 1) near surface gold-silver-lead-zinc (Au-Ag-Pb-Zn) vein structures within the resource area which have seen limited exploration drilling and tunneling (upper zone - U); 2) infill drilling above or below previously-mined stopes where production stopped due to higher than expected variability in grades, vein thicknesses, and attitudes of the vein structures (production zone - P); and 3) testing the Au-Ag-Pb-Zn mineralization potential and extent within a rhyolitic breccia dyke that is situated within the current underground mining infrastructure (breccia zone - B).

Location of drill holes and target areas at HPG mine applicable to the reporting period. (CNW Group/Silvercorp Metals Inc)

Figure 2: Location of drill holes and target areas at HPG mine applicable to the reporting period.

Drilling Near Surface Au-Ag-Pb-Zn Vein Structures within the Resource Area – Upper Zone (U)

Previous drilling was primarily focused on testing the strike and downdip extent of known vein structures with a limited focus being placed on the up-dip potential at shallower elevations above 600 m above mean sea level ("amsl"). Extensive drilling from surface and underground drill carbines yielded intercepts of high-grade Au-Ag-Pb-Zn vein structures at higher elevations, which include the H13 series, H15 series, H16 series, H17 series, H32 series, H42 series, H5, H13, H14, H18, and H29 (Table 1).

Drilling Above or Beneath Previously-Mined Stopes within the Resource Area – Production Zone (P)

The majority of the drilling campaign targeted areas of known Au-Ag-Pb-Zn vein structures that were previously underexplored due to higher than expected variation in the thickness and trend of the high grade ore shoots of the veins within the resource areas below the 600 m amsl elevation. The high-grade intercepts are mainly associated with the northwest-dipping H5 series, H 15 series, H16 series, H17 series, H11, H13, and H14, and the east-dipping H20 series, H41 series, H32 series, H29, H40 and H42 veins. These intercepts have led to significant expansion and upgrading of high-grade resources (Table 2).

Testing Au-Ag-Pb-Zn mineralization within the Rhyolitic Breccia Dyke – Breccia Zone (B)

Drilling has been ongoing to test the mineralization within a northwest trending rhyolitic breccia dyke (breccia zone B8) (Table 3) hosting disseminated Au-Ag-Pb-Zn-Cu mineralization across a currently defined zone measuring 50 m long, 30 m high, and 20m wide. The newly discovered B8 orebody has been mined since October 2023 by means of long-hole stoping.

In addition to the drilling outlined above, which focused on drilling vein structures within the current mining infrastructure, some drillholes were aimed at testing the down-dip extension of major vein structures including H15, H16, and H17 below 300 m amsl elevation within the Deep Zone (zone D). Initial drilling confirmed notable mineralization and down dip extension of mineralization along the targeted vein structures (Table 4).

Table 1: Selected intercepts from the drilling programs at the U zone of the HPG mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein
ZK02N05	53.62	54.45	661	0.83	0.19	227	21.15	0.14	0.19	H32
ZK04N10	56.67	57.10	687	0.43	0.05	114	9.94	0.08	0.19	H32
ZK04N14	63.67	64.68	683	1.01	0.62	930	25.93	0.30	1.24	H13
ZK04N15	58.89	59.52	666	0.63	0.21	88	7.09	0.12	0.13	H32
ZK04W02	59.54	60.08	729	0.54	0.94	178	15.28	0.02	0.03	H15
ZK06N13	67.49	69.55	682	2.06	0.31	184	10.59	0.09	0.25	H13
ZK06S03	124.59	125.82	717	1.23	0.20	57	8.92	0.05	0.06	H13
ZK06S04	128.02	129.58	724	1.56	0.10	69	1.84	0.57	0.03	H15_2
ZK08N13	84.64	86.04	680	1.40	0.37	441	11.75	0.42	0.25	H13
ZK08N14	101.76	102.11	678	0.35	0.72	261	0.93	0.49	0.20	H13
ZK08S01	90.55	91.36	760	0.81	0.37	72	17.30	0.08	0.11	H13
ZK08S05	87.75	89.40	774	1.65	0.15	17	4.01	0.03	0.01	H15_2
ZK11004	105.13	105.60	605	0.47	0.04	592	0.94	0.37	0.01	H41W_1
ZK11205	103.81	105.45	614	1.64	3.31	1	0.01	0.01	0.01	H42a
ZK14N23	80.61	81.11	705	0.50	0.97	110	13.55	0.53	0.80	H15W
ZK14N25	89.92	90.75	676	0.83	0.81	41	4.37	0.02	0.04	H15W
ZK14S22	36.91	37.94	731	1.03	0.07	42	3.40	0.11	0.01	H15
ZK1644	190.15	190.73	689	0.58	4.71	152	15.71	1.73	0.54	H32a
ZK1645	56.28	64.52	819	8.24	4.31	15	2.10	0.01	0.02	H4
ZK1645	210.11	210.59	671	0.48	0.61	27	9.36	0.04	0.01	H32a
ZK1646	66.45	67.61	809	1.16	2.48	13	2.48	0.02	0.01	H4
ZK1646	204.79	206.45	675	1.66	0.05	23	5.14	3.02	0.05	H4a
ZK1646	218.66	219.85	662	1.19	0.39	32	4.71	0.12	0.06	H32a
ZK1647	222.14	224.11	663	1.97	1.72	103	3.72	0.67	0.55	H32a
ZK17N05	100.28	100.75	625	0.47	0.16	78	4.91	0.28	0.01	H9
ZK21N41	47.21	47.76	600	0.55	1.74	76	5.97	1.73	0.01	H39_2
ZK2346	113.21	114.22	716	1.01	2.59	8	0.20	0.53	0.01	H42
ZK2346	123.36	123.91	710	0.55	5.21	8	1.70	1.49	0.03	H15
ZK2347	106.66	107.46	740	0.80	1.48	19	1.61	0.48	0.02	H16_3
ZK2348	56.19	56.85	776	0.66	2.13	8	0.41	0.97	0.02	H14
ZK2348	64.67	66.39	771	1.72	3.16	4	0.12	0.43	0.01	H14a
ZK2348	132.58	133.26	733	0.68	2.00	4	0.19	0.20	0.01	H15
ZK23S03	107.58	108.43	790	0.85	0.68	132	0.78	0.60	0.07	H16
ZK2412	172.03	173.06	720	1.03	1.98	6	0.01	0.02	0.01	H17
ZK24S01	199.44	200.03	721	0.59	0.34	95	14.67	0.88	0.01	H32a
ZK29S02	211.70	212.20	684	0.50	0.16	89	17.02	4.86	0.04	H29
ZK3421	71.95	72.58	761	0.63	23.80	14	0.03	0.03	0.01	H17_1
ZK3638	37.58	37.96	804	0.38	1.10	197	0.19	0.08	0.03	H17_1
ZKH00N42	48.80	50.96	635	2.16	0.68	140	1.08	0.14	0.05	H5
ZKH04S01	50.64	51.27	656	0.63	0.15	659	0.31	2.29	0.14	H17
ZKH06N01	64.39	64.71	618	0.32	0.16	309	0.60	0.10	0.49	H32E1
ZKH06N02	50.40	51.01	615	0.61	5.10	28	0.48	0.12	0.01	H32E1
ZKH06S01	99.64	101.43	606	1.79	1.03	76	2.14	0.09	0.69	H15
ZKH06S01	102.56	109.99	605	7.43	0.61	89	7.08	0.19	0.36	H17
ZKH06S09	17.36	18.28	633	0.92	0.16	115	0.53	1.91	0.03	H13
ZKH12S52	45.57	47.28	718	1.71	0.11	33	3.33	0.04	0.08	H15
ZKH12S52	163.31	164.40	670	1.09	0.29	133	2.02	1.40	0.06	H18
ZKH130C01	92.85	93.96	712	1.11	4.04	3	0.02	0.01	0.01	H15
ZKH14S31	38.31	39.37	730	1.06	0.05	45	3.75	0.04	0.05	H15
ZKH14S31	153.43	154.53	712	1.10	2.56	41	1.32	0.82	0.02	H18
ZKH16S51	85.99	87.16	676	1.17	0.16	177	0.34	0.01	0.86	H15E
ZKH16S51	168.41	169.33	619	0.92	0.45	128	3.23	1.25	0.04	H18
ZKH16S52	35.85	40.22	733	4.37	0.08	28	4.13	0.03	0.03	H15
ZKH16S52	171.30	172.25	719	0.95	0.12	211	1.21	0.63	0.06	H18
ZKH18N01	147.22	147.86	756	0.64	0.04	10	4.44	0.99	0.01	H6
ZKH24S05	157.87	159.05	741	1.18	0.17	22	5.65	0.81	0.03	H32a
ZKH33N10	28.61	29.06	627	0.45	5.42	4	0.08	0.16	0.01	H12E1

Table 2: Selected intercepts from the drilling programs at the P zone of the HPG mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein
ZK02N36	72.36	72.97	331	0.61	3.86	6,132	6.45	8.47	0.33	H5E
ZK04N06	124.59	125.01	515	0.42	0.04	27	8.36	0.65	0.03	H5
ZK04N07	165.80	166.26	467	0.46	0.47	416	40.18	0.35	0.13	H5E
ZK04N08	95.05	95.63	582	0.58	0.89	91	1.01	0.09	0.10	H5a
ZK04N09	100.28	101.00	581	0.72	0.07	284	0.09	0.02	0.03	H5a
ZK04N09	102.91	104.23	580	1.32	0.61	66	13.01	0.12	0.18	H5
ZK04N19	15.15	15.48	375	0.33	5.52	23	0.42	0.98	0.01	H5E
ZK05N11	118.87	119.53	371	0.66	2.86	15	0.05	0.03	0.01	H5
ZK07N21	101.34	103.31	332	1.97	0.26	123	3.50	3.42	0.08	H5
ZK07N22	56.03	57.57	346	1.54	2.00	14	0.03	0.01	0.01	H5E
ZK09N23	82.17	82.52	332	0.35	21.00	120	2.85	15.03	0.09	H5
ZK09N31	2.81	3.54	462	0.73	0.21	106	0.10	0.03	1.07	H5E
ZK09N31	80.42	81.30	415	0.88	0.34	300	1.24	0.92	0.06	H5
ZK11007	240.47	241.68	497	1.21	2.39	2	0.08	0.07	0.01	H12_1
ZK11008	225.13	225.59	518	0.46	7.44	17	0.39	0.50	0.04	H12_1
ZK11204	205.86	206.86	555	1.00	2.92	5	0.14	0.04	0.01	H20W
ZK11209	202.55	203.11	527	0.56	2.71	8	0.76	0.75	0.03	H20W1
ZK11211	82.05	82.40	591	0.35	4.42	26	1.79	0.05	0.01	H41W
ZK11614	44.23	44.80	446	0.57	11.90	45	3.39	0.49	0.19	H20W1
ZK11614	46.12	46.95	445	0.83	3.26	84	0.94	0.49	0.10	H20W
ZK14N18	13.94	14.58	380	0.64	1.55	58	2.54	9.79	0.21	H32E1
ZK14N19	28.10	28.52	377	0.42	7.00	10	0.31	0.25	0.01	H32E1
ZK19N15	148.64	149.09	599	0.45	25.80	216	0.04	0.01	0.01	H10_1
ZK19N20	8.53	9.40	462	0.87	0.97	108	16.84	0.33	0.26	H11
ZK19N20	208.43	208.94	369	0.51	3.25	5	0.40	0.14	0.01	H42
ZK21N11	148.72	150.77	381	2.05	3.75	128	2.26	1.05	0.20	H16_3
ZK21N37	131.58	132.30	435	0.72	7.51	15	0.10	0.18	0.01	H16_1
ZK21N39	126.31	128.05	432	1.74	2.10	56	2.71	1.25	0.08	H16_1
ZK21N41	114.86	117.14	559	2.28	0.25	49	5.17	0.06	0.01	H12_1
ZK21N42	55.06	55.50	589	0.44	1.01	164	2.23	0.85	0.01	H39_2
ZK21N42	131.24	131.92	533	0.68	1.35	94	0.65	0.26	0.01	H12_1
ZK22N01	99.79	100.94	588	1.15	4.59	23	0.94	0.07	0.11	H15
ZK23N05	141.55	142.62	381	1.07	1.63	16	1.13	0.62	0.01	H16_1
ZK23N32	54.49	54.93	429	0.44	3.36	43	0.15	0.10	0.35	H17_1W
ZK23N34	5.54	6.15	466	0.61	1.75	27	0.31	0.82	0.06	H11
ZK23N34	121.72	122.34	439	0.62	2.43	11	0.48	0.23	0.04	H16_1
ZK23N35	5.59	6.59	465	1.00	1.43	28	1.88	0.24	0.09	H11
ZK23N35	181.11	181.60	405	0.49	0.09	52	10.80	0.04	0.13	H17_1
ZK25N04	55.72	56.13	435	0.41	4.48	77	0.34	0.56	0.01	H13
ZK25N05	83.43	84.69	515	1.26	1.73	9	0.35	0.33	0.03	H16_1
ZK25N08	94.53	95.59	417	1.06	2.05	3	0.03	0.04	0.01	H16
ZK27N04	161.78	162.48	484	0.70	1.98	9	0.24	0.15	0.02	H16_1
ZK27N07	105.32	106.13	552	0.81	2.00	13	0.20	0.08	0.03	H16
ZK27N07	137.48	138.13	534	0.65	2.21	15	0.40	0.36	0.06	H40
ZK27N08	143.28	143.82	480	0.54	2.96	7	0.14	0.06	0.01	H16
ZK29N10	136.81	139.45	530	2.64	2.09	4	0.39	0.21	0.01	H16_1a
ZKH02N37	127.89	128.54	324	0.65	8.78	35	1.12	0.16	0.06	H5_2
ZKH02N38	116.61	117.60	328	0.99	9.21	8	0.08	0.14	0.09	H5_2W
ZKH02N38	141.53	142.38	324	0.85	0.34	73	1.56	0.42	0.07	H5_2
ZKH02N38	172.02	172.65	320	0.63	0.13	67	2.49	6.17	0.04	H5E
ZKH08N03	132.56	133.27	591	0.71	0.40	382	6.23	1.38	0.51	H15_2
ZKH12N21	67.10	67.77	330	0.67	1.17	172	3.23	12.97	0.22	H17_1
ZKH12N21	68.67	73.27	329	4.60	1.23	193	7.56	3.79	0.38	H17
ZKH12N22	28.43	28.88	361	0.45	0.28	76	4.92	0.13	0.01	H15
ZKH12N22	67.78	69.48	331	1.70	0.23	61	2.04	6.67	0.21	H17_1
ZKH12N22	71.25	73.94	328	2.69	0.53	86	4.33	2.61	0.18	H17
ZKH19N25	13.44	14.21	571	0.77	0.14	190	0.28	0.17	0.28	H39_1E
ZKH21N20	64.38	65.22	361	0.84	0.29	54	1.44	1.70	0.01	H13
ZKH21N20	68.18	69.13	360	0.95	0.68	382	0.54	0.57	0.02	H13a
ZKH21N20	141.43	142.15	339	0.72	1.62	13	1.30	1.00	0.03	H16_1
ZKH21N20	147.79	150.48	338	2.69	2.72	269	1.02	0.69	0.80	H16_3
ZKH21N20	160.42	161.02	334	0.60	5.66	7	0.24	0.08	0.02	H15Wa
ZKH21N20	168.74	169.82	332	1.08	0.41	21	5.00	0.11	0.05	H15
ZKH21N20	188.06	188.68	326	0.62	1.87	45	0.75	0.13	0.52	H17_1
ZKH21N22	51.71	52.66	369	0.95	2.53	3	0.03	0.05	0.01	H11Ea
ZKH21N22	68.83	69.73	366	0.90	0.99	84	0.28	0.61	0.01	H13
ZKH21N22	142.40	143.19	351	0.79	0.71	22	1.83	1.95	0.15	H16_1
ZKH21N22	151.45	152.40	350	0.95	6.62	507	1.77	1.35	0.97	H16_3
ZKH21N22	165.32	166.62	347	1.30	1.71	11	0.42	0.07	0.03	H15
ZKH27N02	16.60	18.68	535	2.08	2.10	74	0.31	0.12	0.28	H20W
ZKH27N03	15.14	15.86	531	0.72	5.97	15	0.43	0.37	0.04	H20W
ZKH27N03	120.16	122.82	473	2.66	1.27	23	1.27	0.10	0.02	H40
ZKH27N03	181.11	182.81	440	1.70	10.49	18	1.02	0.75	0.03	H14a
ZKH27N04	94.47	95.70	510	1.23	1.43	32	1.10	0.69	0.01	H16_1
ZKH27N05	14.12	14.95	531	0.83	3.30	9	0.24	0.11	0.09	H20W
ZKH27N06	24.51	25.40	535	0.89	4.05	197	0.69	0.15	0.99	H17_1
ZKH27N06	26.90	28.91	535	2.01	0.14	240	0.68	1.37	0.41	H20W
ZKH27N06	114.53	115.25	522	0.72	1.65	293	2.09	0.47	0.54	H16
ZKH27N07	34.66	35.48	515	0.82	1.34	45	0.26	0.05	0.07	H20W
ZKH29N16	93.05	93.84	581	0.79	1.20	33	6.92	0.77	0.04	H41W
ZKH33N11	94.57	95.44	588	0.87	0.05	25	6.99	0.55	0.01	H12E
ZKH36N06	132.35	133.48	368	1.13	0.11	37	2.41	4.59	0.03	H15_1
ZKH36N07	135.56	136.22	354	0.66	0.18	61	7.00	3.04	0.03	H15_1
ZKH38N01	127.63	128.77	373	1.14	0.51	32	2.36	2.85	0.04	H17

Table 3: Selected intercepts from the drilling programs at the B zone of the HPG mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein
ZK09N23	61.99	63.77	345	1.78	1.56	63	0.21	0.05	0.11	B
ZK09N31	18.91	19.47	452	0.56	3.04	120	0.12	0.02	0.35	B
ZK1323	20.66	21.40	727	0.74	0.01	22	1.41	3.05	0.03	B07
ZK15N26	75.65	77.12	576	1.47	0.85	135	0.72	1.50	0.15	B08
ZK15N27	91.75	92.82	555	1.07	0.62	288	1.81	0.11	0.29	B08
ZK15N30	67.58	71.80	571	4.22	0.45	144	0.99	0.61	0.07	B08
ZK15N32	73.19	74.77	568	1.58	1.71	93	0.22	0.08	0.02	B08
ZKH07N12	48.07	48.81	346	0.74	1.88	17	0.03	0.02	0.01	B02

Table 4: Selected intercepts from the drilling programs at the D zone of the HPG mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein
ZK03N35	174.26	174.81	267	0.55	15.55	52	1.67	2.46	0.01	H5
ZK03N37	143.41	144.00	295	0.59	0.83	236	12.14	7.04	0.01	H5
ZK40N02	233.57	233.92	179	0.35	0.72	185	6.51	0.01	0.01	H17
ZKH00N39	255.51	256.21	119	0.70	0.18	22	1.85	5.23	0.08	H5E
ZKH06N34	106.37	107.11	-11	0.74	2.60	76	6.06	4.68	0.23	H15_1
ZKH06N34	159.08	159.74	-42	0.66	0.50	82	3.00	1.56	0.11	H17
ZKH4204	192.72	193.25	194	0.53	4.00	434	11.02	0.06	3.02	H15_1
ZKH4204	226.08	226.57	176	0.49	0.78	118	25.65	25.81	0.11	H15

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by sawing. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy ("AAS"), and the other is digested by two-acid digestion for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory ("Ying Lab") located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc, and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control ("QA/QC") procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing, and sustainable development.  For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "proven mineral reserve," "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources," "Indicated Mineral Resources" and "Inferred Mineral Resources."  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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CNW 19:39e 21-DEC-23